Mail Stop 4720

July 15, 2009

Donald H. Layton
Chairman and Chief Executive Officer
E*TRADE Financial Corporation
135 East 57th Street
New York, NY 10022

>   **Re: E*TRADE Financial Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 24, 2009**
>   **File No. 001-11921**

Dear Mr. Layton:

        We have completed our review of your Preliminary Proxy Statement on Schedule 14A filed on June 24, 2009 and related filings and have no further comments at this time.

> Sincerely,

> Mark Webb
> Legal Branch Chief

CC: By Fax: (650) 752-3618
       Martin Wellington
       Davis Polk & Wardwell